METALLA DECLARES MONTHLY DIVIDEND

FOR IMMEDIATE RELEASE	TSXV: MTA
OTCQX: MTAFF
September 17, 2018	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla”or the“ Company”)(TSXV : MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that its board of directors has approved and declared a monthly cash dividend payment of CAD $0.0015 per share for October, November, December 2018 and January 2019 on its common shares (subject to any applicable tax withholding obligations).

The table below sets out the monthly record and payment dates for shareholders of record. The Company plans to expand its dividend over the course of the year targeting a payout ratio up to 50% of its operating cash flow after taxes and G&A. The dividend should give shareholders a link to gold and silver prices and performance of the Company’s royalties and streams.

DIVIDEND SCHEDULE

	Record Date	Payment Date	Payment Amount ($CAD)
October	October 1, 2018	October 15, 2018	$0.0015
November	November 1, 2018	November 15, 2018	$0.0015
December	December 3, 2018	December 17, 2018	$0.0015
January	January 2, 2019	January 15, 2019	$0.0015

All dividends in the above table are ‘Eligible Dividends’ pursuant to the Income Tax Act of Canada.

In the future, and assuming compliance with all applicable securities laws, the Company plans to offer a Dividend Reinvestment Plan (“DRIP”) once it reaches certain requirements to efficiently provide the DRIP to all of its shareholders.

CORPORATE MATTERS

Metalla granted 1,550,000 stock options to purchase common shares at CAD$0.73 per share to officers, directors, and employees according to its equity compensation plan. The option grants are subject to TSXV and regulatory approvals.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading precious metal royalty and streaming companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

Contact Information

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, future payments of dividends, the adoption of the DRIP, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other productionbased interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading “Risk Factors” in the Management's Discussion and Analysis of the Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent- 3 - 33410779v2 with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.